UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Announcement of General Shareholders’ Extraordinary Meeting to be held on December 17, 2014

A General Shareholders’ extraordinary meeting has been summoned for December 17, 2014, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.
General Shareholders’ Extraordinary Meeting
Summoning

The President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place next Wednesday, December 17, 2014 at 9:00 am, in the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,
2.	Consideration of the agenda,
3.	Appointment of a committee for the minutes’ approval,
4.
Proposal of an authorization to acquire a percentage of the shares that Banco de Occidente S.A. holds in Corporación Financiera Colombiana S.A. and considerations and approvals regarding the acquisition price of this transaction,

5.	Authorization granted to the Legal Representative of the company to carry out the required actions for the acquisition of shares and the execution of applicable filings and procedures.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to DECEVAL at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). Likewise, it is recommended to the shareholders’ representatives to file their proxies prior to the meeting at DECEVAL’s offices located in Calle 26 No. 59-51, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez
President of Grupo Aval Acciones y Valores S.A.	Bogotá, December 11, 2014”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel